06050254

ES
ECOMMISSION
. 20549

AB
11/2

BB 11/01

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35870

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 26 2006
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBC Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1927 First Avenue North
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Kahn (205) 583-3734
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1600 (Address) Birmingham (City) Alabama (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 11/2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradford L. Phelan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NBC Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Mar 14, [illegible]
BONDED THRU NOTARY PUBLIC UNDERWRITERS

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent accounts report on internal accounting controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NBC Securities, Inc.
Index
December 31, 2005

Note: Statement of Changes in Liabilities Subordinated to Claims of General Creditors has been omitted as NBC Securities, Inc. had no such liabilities during the period covered by this financial report.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Indepe ndent Auditors

To the Board of Directors and Stockholders of
NBC Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NBC Securities, Inc. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 23, 2006

NBC Securities, Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 2,852,309
Cash and cash equivalents segregated under federal and other regulations	12,238
Deposits with clearing organizations	914,861
Receivables from broker-dealers and clearing organizations	1,966,002
Receivables from customers	20,111,371
Securities owned, at fair value	9,668,321
Other assets	1,115,888
Total assets	$ 36,640,990
Liabilities and Stockholder's Equity	
Bank overdraft	$ 847,694
Short-term bank loan with Parent	12,609,000
Payable to broker-dealers and clearing organizations	514,260
Payables to customers	4,809,837
Accounts payable, accrued expenses, and other liabilities	2,321,665
Total liabilities	21,102,456
Commitments and contingencies (Note 16)	
Stockholder's equity	
Common stock, $1 par value, 100 shares authorized, issued, and outstanding	100
Additional paid-in capital	13,050,900
Retained earnings	2,487,534
Total stockholder's equity	15,538,534
Total liabilities and stockholder's equity	$ 36,640,990

The accompanying notes are an integral part of these financial statements.

NBC Securities, Inc.
Statement of Income
Year Ended December 31, 2005

Revenues	
Commissions	$ 9,553,247
Interest on margin loans	1,078,566
Interest on securities	539,662
Fee income	8,512,703
	19,684,178
Expenses	
Employee compensation and benefits	13,732,261
Advisory fee expense	2,033,350
Floor brokerage, exchange, and clearance fees	276,758
Communications and data processing	1,153,413
Interest expense	274,698
Occupancy and equipment	541,413
Loss on securities	220,829
Other	1,087,735
	19,320,457
Income before provision for income taxes	363,721
Provision for federal income taxes	137,521
Net income	$ 226,200

The accompanying notes are an integral part of these financial statements.

NBC Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2004	100	$ 100	$ 13,050,900	$ 2,261,334	$ 15,312,334
Net income				226,200	226,200
Balance, December 31, 2005	100	$ 100	$ 13,050,900	$ 2,487,534	$ 15,538,534

The accompanying notes are an integral part of these financial statements.

NBC Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	226,200
Adjustments to reconcile net income to net cash used in operating activities		
Changes in operating assets and liabilities		
Cash and cash equivalents segregated under federal and other regulations		102,205
Deposits with clearing organizations and others		(478,565)
Receivables from broker-dealers and clearing organizations		(424,124)
Receivables from customers		(5,311,767)
Securities owned		221,085
Other assets		(730,594)
Payables to customers		1,197,765
Payable to broker-dealers and clearing organizations		(274,408)
Accounts payable, accrued expenses, and other liabilities		945,829
Net cash used in operating activities		(4,526,374)
Cash flows from financing activities		
Bank overdraft payable		224,541
Borrowings on short-term bank loan with Parent		6,784,000
Net cash provided by financing activities		7,008,541
Increase in cash and cash equivalents		2,482,167
Cash and cash equivalents, beginning of year		370,142
Cash and cash equivalents, end of year	$	2,852,309
Supplemental cash flow disclosures		
Cash paid during the year for:		
Interest	$	274,698
Taxes	$	127,148

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

NBC Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of First American Bank ("FAB"), which is a wholly owned subsidiary of Alabama National BanCorporation ("ANB").

2. Significant Accounting Policies

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. The recorded value of such instruments approximates their fair value.

Customer Securities Transactions

Customer securities transactions are recorded on a settlement date basis and the related commission income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date, if any, are recorded net on the Statement of Financial Condition.

Customer securities transacted on a margin basis are collateralized by cash or securities. The Company monitors the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain collateral when appropriate.

Commission income and expenses related to non-customer securities transactions are recorded on a trade date basis.

Securities Borrowing Activities

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded to ensure such transactions are adequately collateralized.

Income Taxes

The Company and its parent, FAB, are included in the consolidated federal and state income tax returns filed by ANB. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from FAB.

Investments

The Company has classified its investments as trading securities. Trading securities are reported at current market value, with the resulting unrealized gains and losses recognized in earnings. Gains and losses on the sale of securities are computed using the specific identification method.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Reserve Requirements

Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if required, are computed in accordance with a formula defined by the Rule. At December 31, 2005 the Company had $12,238 segregated under the Rule.

4. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivable	Payable
Deposits for securities borrowed	$ 101,000	
Securities failed-to-deliver/receive	121,948	$ 506,582
Receivable from/payable to clearing broker/organizations	1,743,054	7,678
	$ 1,966,002	$ 514,260

5. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash, margin and option transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. Included in accounts receivable from customers is $651,600 from officers of the Company. Included in accounts payable to customers is $14,471 payable to officers of the Company.

6. Securities Owne d

The Company owns marketable investment securities consisting primarily of an FHLMC Bond which matures in March 2027. Securities owned have a market value of $9,668,321 at December 31, 2005.

7. Bank Loan From Parent

The Company maintains an unsecured line of credit with FAB. The line of credit allows for the Company to borrow a maximum of $50,000,000 of which $12,609,000 was outstanding at December 31, 2005. Interest is due monthly at the rate of 0.25% in excess of the per annum rate of interest most recently determined by FAB as its Fed Funds Rate (approximately 4.13% at

December 31, 2005). Interest paid to FAB during the year ended December 31, 2005 related to this line of credit was $241,895.

8. Employee Benefit Plans

The Company participates in a qualified defined contribution plan sponsored by ANB under section 401(k) of the Internal Revenue Code. Effective August 1, 2005, employee participants can contribute up to 90% of their base salary to the plan on a pre-tax basis, and the Company matches up to 100% of the first 5.5% of each participant's contribution. Employees, who are at least 21 years of age, become eligible to participate after one year of service. The Company's matching contribution charged to operations for the year ended December 31, 2005 was $216,490.

9. Related Parties

The Company maintains cash accounts with FAB and its affiliates. At December 31, 2005, the Company had a net overdraft of $847,694 related to zero balance and operating accounts at FAB, cash segregated under Rule 15c3-3 of $12,238 at FAB and $2,640,016 in accounts with FAB affiliates. Interest income of $3,794 was recognized on these amounts during 2005. During 2005, the Company reimbursed FAB for certain costs incurred by FAB on behalf of the Company totaling $9,083,877. Net payables to FAB were $632,231 at December 31, 2005 and are included in the caption "Accounts payable, accrued expenses, and other liabilities" on the statement of financial condition. Receivables from and payables to customers that are officers or directors of the Company, FAB or ANB, or are affiliated with such related parties were $651,600 and $14,471, respectively, at December 31, 2005.

The Company has entered into seven separate certificates and agreements of participation with certain wholly owned subsidiaries of ANB. The agreements call for the subsidiaries to participate in line of credit agreements with the Company related to certain customer margin account balances. If certain customer margin account balances exceed FAB's lending limit for a single individual or company, then the subsidiaries will participate in the exceeded amount. At December 31, 2005, no customer margin account balance exceeded this threshold, thus no amounts were participated in by the subsidiaries.

See Note 7 for discussion of line of credit with FAB.

10. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. The activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis

subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. As of December 31, 2005 the fair value of collateral accepted from customers on margin transactions was $210,581,031.

11. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances. At December 31, 2005, the Company had net capital of $13,746,871, which was 60% of aggregate debit balances and $13,287,789 in excess of required net capital.

13. Fair Value of Financial Instruments

Statement of Financial Accounting Standard No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such values. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statement of financial condition are at quoted market prices or are of such a short-term nature that their carrying values approximate their estimated fair values at December 31, 2005.

14. Line of Credit

At December 31, 2005, the Company has an unused line of credit with the Bank of New York for $10,000,000. The line of credit has no set expiration date, but one can be established at the discretion of the Bank of New York.

15. Income Taxes

The income tax provision included in the statement of income for the year ended December 31, 2005 is as follows:

Current		
Federal	$	137,521
State		14,863
Total	$	152,384

The difference between the income tax provision computed at the statutory federal income tax rate and the Company's income tax provision reflected in the statement of income is primarily due to the effect of state income taxes, net of federal income tax effects.

16. Commitments and Contingencies

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position or results of operations of the Company.

Schedule I

NBC Securities, Inc.
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2005

Computation of net capital		
Total stockholder's equity		$ 15,514,585
Deductions and/or charges		
Nonallowable assets		
Receivables		(944,495)
Other assets		-
Other deductions or charges		(284,287)
Net capital before haircuts on securities positions (tentative net capital)		14,285,803
Haircuts on securities		
U.S. Government obligations		(530,553)
Stocks and warrants		(8,379)
Net capital		$ 13,746,871
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$ 459,082	
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with FOCUS Note (A)	$ 250,000	
Net capital requirement		$ 459,082
Excess net capital		$ 13,287,789
Percent of net capital to aggregate debit items		59.89%

NBC Securities, Inc.
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Credit balances	
Free credit balances and other credit balances in customers' securities accounts	$ 5,665,075
Monies borrowed collateralized by securities carried for the accounts of customers	3,404,203
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	505,432
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	24,803
Credit balances in firm accounts	3,093
Market value of securities in transfer and unconfirmed greater than 40 days	143,592
Total credit items	9,746,198
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts doubtful of collection	19,456,202
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	91,612
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	3,440
Margin required and on deposit with OCC for all option contracts written or purchased in customer accounts	3,402,857
Aggregate debit items	22,954,111
Less 3% of aggregate debit items	(688,623)
Total debit items	22,265,488
Reserve computation:	
Excess of total debits over total credits	$ 12,519,290
Required deposit	$ 0
Amount on deposit	$ 12,238

There are no material differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2005 unaudited FOCUS Report filing dated January 26, 2006.

NBC Securities, Inc.
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

(a) Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

A. Market Value	None
B. Number of Items	None

(b) Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Market Value	None
B. Number of Items	None

There are no material differences between the computation for determination of the reserve requirements included in these financial statements and the computation included in the Company's December 31, 2005 unaudited FOCUS Report filing dated January 26, 2006.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a - 5

To the Board of Directors and Stockholders
NBC Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of NBC Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2006